Exhibit (d)(20)

AMENDMENT TO ADVISORY AGREEMENT

This Amendment to the Advisory Agreement between Smith Barney Fund Management LLC and Smith Barney Shearson Series Fund in respect of the Emerging Growth Portfolio is entered into by Salomon Brothers Asset Management Inc (the “Manager”) and Greenwich Street Series Fund (the “Trust”), in respect of the Salomon Brothers Variable Aggressive Growth Fund series of the Trust as of the 1st day of August, 2004.

WHEREAS, the Manager is the Assignee of the Advisory Agreement pursuant to an Assignment and Assumption of Contract dated as of November 21, 2001; and

WHEREAS, the name of the Smith Barney Shearson Series Fund has been changed to Greenwich Street Series Fund and the name of the Emerging Growth Portfolio has been changed to Salomon Brothers Variable Aggressive Growth Fund; and

WHEREAS, the Board of Trustees of the Trust has voted to decrease the compensation payable under the Advisory Agreement; and

WHEREAS, the Trust and the Manager desire to amend the Advisory Agreement to reflect the decreased advisory fee;

NOW, THEREFORE, the parties hereto agree as follows:

1. Section 6 of the Advisory Agreement is deleted in its entirety and replaced with the following:

6. Compensation. In consideration of the services rendered pursuant to this Agreement, the Company will pay the Adviser on the first business day of each month a fee for the previous month at an annual rate according to the following schedule:

Average Daily Net Assets	Rate of Advisory Fee
Up to $5 billion	0.60%
In excess of $5 billion and up to $7.5 billion	0.575%
In excess of $7.5 billion and up to $10 billion	0.55%
In excess of $10 billion	0.50%

Upon any termination of this agreement before the end of a month, the fee for such part of that month shall be prorated according to the proportion that such period bears to the full monthly period and shall be payable upon the date of termination of this Agreement. For the purpose of determining fees payable to the Adviser, the value of the Portfolio’s net assets shall be computed at the times and in the manner specified in the Prospectus and/or the Statement.

2. Except as amended herein, all the provisions of the Advisory Agreement shall remain unchanged and in full force and effect.

IN WITNESS WHEREOF, the parties have caused their duly authorized representatives to execute this Amendment to Advisory Agreement as of the date first written above.

SALOMON BROTHERS ASSET MANAGEMENT INC		GREENWICH STREET SERIES FUND

By:	/s/ R. Jay Gerken	By:	/s/ R. Jay Gerken
Name:	R. Jay Gerken	Name:	R. Jay Gerken
Title:	Chairman of the Board, President and Chief Executive Officer	Title:	Chairman of the Board, President and Chief Executive Officer